

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 27, 2016

<u>Via E-mail</u>
David Lichtenstein
Chief Executive Officer
The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, NJ 08701

> **Re:** **Lightstone Value Plus Real Estate Investment Trust III, Inc.**
> **Post-Effective Amendment to Form S-11**
> **Response Dated April 29, 2016**
> **File No. 333-195292**

Dear Mr. Lichtenstein:

We have reviewed your April 29, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We have considered your response to our prior comment. Please address the following with respect to your response and disclosure of NAV:
   - It appears that throughout your disclosure, you have titled estimated NAV per Common Share after purchase of subordinated participation interests as estimated NAV. Due to the significant impact of the sponsor support, please consider revising the title of this measure to reflect the addition of the proceeds from the subordinated participation interests, or explain to us why you believe it is appropriate to label the measure as estimated NAV.
   - We note in the Second Amended and Restated Contribution Agreement dated December 29, 2015, that the sponsor's obligation to purchase subordinated interests does not commence until the date on which the REIT first publishes an estimated per share value. Given that it does not appear the sponsor had an obligation to purchase subordinated participation interests as of December 31, 2015, please explain to us

why the proceeds from the purchase of such interests are included in your calculation of NAV as of December 31, 2015.

- Please tell us whether estimated NAV per Common Share after purchase of subordinated participation interests will form the basis for potential repurchases under your share repurchase program.

- We note your disclosure that estimated NAV per share has been calculated assuming a hypothetical liquidation value. Please clarify for us whether you intend to calculate estimated NAV per share assuming a hypothetical liquidation value for all assets and liabilities (i.e. inclusive of potential selling costs). To the extent your intention is to apply a hypothetical liquidation criteria solely to the subordinated participation interests, explain to us how you concluded such a presentation would be appropriate.

- We note your disclosure that estimated NAV per share does not represent an actual liquidation value. Please reconcile this statement with your disclosure that estimated NAV per share has been calculated assuming a hypothetical liquidation. In your response please clarify the difference between the two bases.

- Please tell us the factors that would cause a stockholder not to ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation.

- We note your disclosure that certain distributions may be payable to your sponsor for its subordinated participation interests in connection with a liquidation event. Please clarify for us all of the circumstances that would cause such a payment and discuss the sponsor's ability to amend or modify the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Robert Telewicz, Accounting Branch Chief at (202) 551-3438 or me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Peter M. Fass, Esq.
       Proskauer